SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mereo BioPharma Group plc
(Name of Issuer)

Ordinary Shares, £0.003 par value
(Title of Class of Securities)

589492107**
(CUSIP Number)

Rubric Capital Management LP 155 East 44th St, Suite 1630 New York, NY 10017 Attention: Brian Kleinhaus 212-418-1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “MREO.” Each ADR represents 5 Ordinary Shares.

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,272,810 Ordinary Shares (represented by 16,454,562 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,272,810 Ordinary Shares (represented by 16,454,562 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,272,810 Ordinary Shares (represented by 16,454,562 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.07%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 589492107	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 82,272,810 Ordinary Shares (represented by 16,454,562 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,272,810 Ordinary Shares (represented by 16,454,562 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 82,272,810 Ordinary Shares (represented by 16,454,562 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.07%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 589492107	SCHEDULE 13D	Page 4 of 5 Pages

This Schedule 13D amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2022 with respect to the ordinary shares of stock, par value , £0.003 par value per share (the “Ordinary Shares”), of Mereo BioPharma Group plc, a public limited company under the laws of England and Wales (the “Issuer”), which was subsequently amended on June 9, 2022 (collectively, including this amendment, the “Schedule 13D”).

Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) of the Schedule 13D is hereby amended by adding the following:

(c)	Between June 9, 2022 and June 13, 2022, the Reporting Persons purchased an additional 1,096,037 ADRs that represent the Ordinary Shares reported herein at prices ranging from $0.5995 to $0.6485 per ADR.

CUSIP No. 589492107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name: Michael Nachmani Title: Chief Operating Officer

/s/ David Rosen
DAVID ROSEN